UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                               (Amendment No. 4)


                           AT&T Latin America Corp.
-------------------------------------------------------------------------------
                               (Name of Issuer)

               Class A Common Stock, par value $0.0001 per share
-------------------------------------------------------------------------------
                              (Title of Class of
                                  Securities)


                                   04649A106
                          ---------------------------
                                (CUSIP Number)

                                Robert S. Feit
                       Vice President-Law and Secretary
                                  AT&T Corp.
                                 One AT&T Way
                             Bedminster, NJ 07921
                           Telephone: (908) 221-2000

                                David J. Pester
                            President and Secretary
                              ATTLA Holding Corp.
                                 One AT&T Way
                             Bedminster, NJ 07921
                           Telephone: (908) 221-2000

--------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)



                               December 31, 2002
                  ------------------------------------------
                    (Date of Event which Requires Filing of
                                this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g),
check the following box |_|.

(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                            (Continued on following
                                    pages)

                              (Page 2 of 12 Pages)

CUSIP NO. 04649A106


--------------------------------------------------------------------------------
         NAME OF REPORTING PERSONS:
   1     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
         AT&T Corp.
--------------------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF GROUP                (a)  |_|
                                                                       (b)  |_|
--------------------------------------------------------------------------------
   3     SEC USE ONLY

--------------------------------------------------------------------------------
   4     SOURCE OF FUNDS
         N/A
--------------------------------------------------------------------------------
   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEM 2(D) OR 2(E)                                               |_|
--------------------------------------------------------------------------------
   6     CITIZENSHIP OR PLACE OF ORGANIZATION
         New York
-------------------------------------------------------------------------------
                        7    SOLE VOTING POWER
      NUMBER OF              12,901,606(1)
       SHARES          --------------------------------------------------------
    BENEFICIALLY        8    SHARED VOTING POWER
      OWNED BY               73,081,595 shares(2)
        EACH           --------------------------------------------------------
      REPORTING         9    SOLE DISPOSITIVE POWER
       PERSON                12,901,606(1)
        WITH           --------------------------------------------------------
                       10    SHARED DISPOSITIVE POWER
                             73,081,595 shares(2)
-------------------------------------------------------------------------------
   11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         85,983,201 shares(1),(2)
-------------------------------------------------------------------------------
   12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES                                                     |_|
-------------------------------------------------------------------------------

-------------------------------------------------------------------------------
   13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         70%(1),(2)
-------------------------------------------------------------------------------
   14    TYPE OF REPORTING PERSON
         CO
-------------------------------------------------------------------------------
















--------------------
(1) Includes 4,901,606 shares of Class A Common Stock that may be acquired by AT&T pursuant to the terms of a Warrant Agreement dated as of March 22, 2002 among the Issuer and AT&T.

(2) Assumes conversion of all 73,081,595 shares of Class B Common Stock of the Issuer beneficially owned by the Reporting Persons into shares of Class A Common Stock. Each share of Class B Common Stock is convertible at any time into one share of Class A Common Stock.

--------------------------------------------------------------------------------
   1     NAME OF REPORTING PERSONS:

         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY): ATTLA Holding Corp.
--------------------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF GROUP                (a)  |_|
                                                                       (b)  |_|
--------------------------------------------------------------------------------
   3     SEC USE ONLY

--------------------------------------------------------------------------------
   4     SOURCE OF FUNDS
         N/A
--------------------------------------------------------------------------------
   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEM 2(D) OR 2(E)                                               |_|
--------------------------------------------------------------------------------
   6     CITIZENSHIP OR PLACE OF ORGANIZATION
         Delaware
--------------------------------------------------------------------------------
                         7    SOLE VOTING POWER
      NUMBER OF               73,081,595 shares(3)
       SHARES           --------------------------------------------------------
    BENEFICIALLY         8    SHARED VOTING POWER
      OWNED BY
        EACH            --------------------------------------------------------
      REPORTING          9    SOLE DISPOSITIVE POWER
       PERSON                 73,081,595 shares(3)
        WITH            --------------------------------------------------------
                        10    SHARED DISPOSITIVE POWER

--------------------------------------------------------------------------------
   11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         73,081,595 shares(3)
--------------------------------------------------------------------------------
   12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES                                                             |_|
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
   13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         62%(3)
--------------------------------------------------------------------------------
   14    TYPE OF REPORTING PERSON
         CO
--------------------------------------------------------------------------------


(3) Assumes conversion of all 73,081,595 shares of Class B Common Stock of the Issuer beneficially owned by the Reporting Persons into shares of Class A Common Stock. Each share of Class B Common Stock is convertible at any time into one share of Class A Common Stock.

      This statement amends and restates the filings of AT&T Corp., a New York corporation ("AT&T"), and ATTLA Holding Corp., a Delaware corporation ("Holding" and, together with AT&T, the "Reporting Persons"), relating to AT&T Latin America Corp., a Delaware corporation (the "Issuer"), made pursuant to
Section 13(d) of the Securities Exchange Act of 1934, as amended, filed with the Securities and Exchange Commission on February 14, 2001, January 23, 2002, March 5, 2002 and December 17, 2002 (collectively, the "Schedule 13D").

Item 1.  Security and Issuer.
         -------------------

      This Schedule 13D relates to the Class A Common Stock, par value $0.0001 per share ("Class A Common Stock"), of the Issuer. The address of the principal executive office of the Issuer is 2020 K Street, N.W., Washington, D.C. 20006.

Item 2.  Identity and Background.
         -----------------------

      This Schedule 13D is being filed on behalf of the Reporting Persons. The principal business of AT&T is video, voice and data communication services for the public and private sectors, and related consulting and outsourcing services. Holding is a single purpose holding company and is a wholly-owned subsidiary of AT&T. The address of the principal business and principal office for each of AT&T and Holding is One AT&T Way, Bedminster, NJ 07921.

      Schedule I attached hereto sets forth certain current information with respect to each director and executive officer of the Reporting Persons.

      During the past five years, the Reporting Persons have not, and, to the best of their knowledge, no person listed on Schedule I hereto has, been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) a party to any civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration.
         -------------------------------------------------

      In connection with the acquisitions of Netstream Telecom Ltda. and FirstCom Corporation, the Reporting Persons acquired beneficial ownership of an aggregate of 73,081,595 shares of Class B Common Stock, par value $0.0001 per share, of the Issuer (the "Class B Common Stock" and, together with the Class A Common Stock, the "Common Stock").

      AT&T acquired beneficial ownership of 8,000,000 shares of Class A Common Stock for $45,393,541 pursuant to the terms of a Shareholders Agreement dated as of December 8, 1999, among the Issuer, SL Participacoes, S.A., and AT&T. The purchase of such shares was funded through AT&T's working capital.

      The Issuer and AT&T entered into a Warrant Agreement (the "Warrant Agreement"), dated as of March 22, 2002, a copy of which is attached hereto as
Exhibit 1 and incorporated herein by reference. The warrants are immediately exercisable by AT&T for 2,450,803 shares of Class A Common Stock at an exercise price of $0.01 per share and for an additional 2,450,803 shares of Class A Common Stock at an exercise price of $8.00 per share.

Item 4.  Purpose of Transaction.
         ----------------------

      AT&T has entered into a non-binding letter of intent (the "Non-Binding Letter of Intent") with Southern Cross Group, L.L.C ("Southern Cross") with respect to the sale by AT&T of its interest in 8,000,000 shares of Class A Common Stock and 73,081,595 shares of Class B Common Stock. A copy of the Non-Binding Letter of Intent is attached as Exhibit 2 hereto and is incorporated herein by reference.

      The effect that the transactions contemplated by the Non-Binding Letter of Intent, if consummated, may have on the Issuer and its operations and on any other interest the Reporting Persons have in the Issuer will remain subject to the complete negotiation of the transactions contemplated by the Non-Binding Letter of Intent. There can be no assurance as to whether, and if so when, the transactions contemplated by the Non-Binding Letter of Intent will be consummated and to the extent, if any, to which any existing arrangements between the Issuer, the Reporting Persons and their affiliates may be modified or renegotiated. The Reporting Persons are continuing to review their investment in the Issuer and to consider a number of alternatives that relate to their debt and other securities of the Issuer and their other interests in the Issuer. In addition, if the transactions contemplated by the Non-Binding Letter of Intent are consummated, AT&T may no longer appoint five members of the Issuer's board of directors.

      In the event of a change of control of the Issuer (including the consummation of the transactions contemplated by the Non-Binding Letter of Intent), the Issuer may under certain circumstances be obligated to offer to purchase the shares of its non-voting, non-convertible and non-participating Mandatory Redeemable 15% Series B Cumulative Preferred Stock (the "Preferred Stock"). As of the date hereof, Global Card Holdings Inc., a Delaware corporation and a direct wholly-owned subsidiary of AT&T ("Global Card"), directly owns all 100,000 shares of the outstanding Preferred Stock. Attached as Exhibit 3 hereto is a copy of the Amended and Restated Certificate of Designation of Shares of the Issuer's Preferred Stock (the "Certificate of Designation"), which is incorporated herein by reference.

      The Reporting Persons are each a party to a Shareholders Agreement (the "Keytech Shareholders Agreement"), dated June 30, 2000, among the Issuer, Holding, certain individuals named therein (the "Individual Keytech Shareholders"), and AT&T, a copy of which is attached as Exhibit 4 hereto and is incorporated herein by reference. Under certain circumstances, if the transactions contemplated by the Non-Binding Letter of Intent are consummated, each Individual Keytech Shareholder party to the Keytech Shareholders Agreement may have the right to elect to cause AT&T to purchase all of the shares of Class A Common Stock owned by such person subject to the terms and conditions of such agreement. An aggregate of 1,178,689 shares of Class A Common Stock may be subject to this put right. In the event AT&T may acquire any such shares, such shares may be held by AT&T or may be sold in the open market, in privately negotiated transactions or otherwise, as AT&T may determine at any such time based upon its evaluation of the Issuer's businesses and prospects, alternative investment opportunities and all other factors deemed relevant.

      Except as set forth in this Schedule 13D, neither of the Reporting Persons, nor, to the best knowledge of the Reporting Persons, any of the individuals named in Schedule I hereto, has any present plans or proposals which relate to or would result in any of the action specified in clauses (a) through (j) of Item 4 of Schedule 13D.

Item 5.  Interest in Securities of the Issuer.
         ------------------------------------

      (a) According to the Issuer's Quarterly Report on Form 10-Q for the period ended September 30, 2002, as of November 14, 2002, 45,469,017 shares of Class A Common Stock and 73,081,595 shares of Class B Common Stock were outstanding. Each share of Class A Common Stock is entitled to one vote per share, and each share of Class B Common Stock is entitled to ten votes per share on all matters to be voted on by stockholders, including the election of directors. As of the date hereof, Holding is the direct owner, and AT&T is the indirect owner, of 73,081,595 shares of Class B Common Stock. As stated in
Item 2 above, Holding is a single purpose holding company and is a wholly-owned subsidiary of AT&T. Because each share of Class B Common Stock is convertible at any time into one share of Class A Common Stock, each of the Reporting Persons may be deemed to be the beneficial owner of 73,081,595 shares of Class A Common Stock, or 62% of the total number of shares of Class A Common Stock outstanding (including for these purposes the 73,081,595 shares of Class A Common Stock issuable upon such conversion). Additionally, as of the date hereof AT&T is also the direct owner of 8,000,000 shares of Class A Common Stock and may be deemed to be the beneficial owner of an additional 4,901,606 shares of Class A Common Stock that may be acquired pursuant to the Warrant Agreement, or 10% of the total number of shares of Class A Common Stock outstanding (assuming the conversion of the Class B Common Stock and the issuance of the warrants under the Warrant Agreement). As of the date hereof, AT&T may be deemed to beneficially own 95% of the voting power of the Issuer's Common Stock. To the knowledge of the Reporting Persons as of the date hereof, none of the persons listed on Schedule I beneficially owns any shares of Class A Common Stock.

      (b) Holding, and AT&T as its parent, share the power to vote and dispose of 73,081,595 shares of Class A Common Stock (assuming conversion of all shares of Class B Common Stock beneficially owned by the Reporting Persons into shares of Class A Common Stock). AT&T also holds the power to vote and dispose of an additional 8,000,000 shares of Class A Common Stock and, if acquired, the additional 4,901,606 shares that may be acquired pursuant to the Warrant Agreement.

      (c) Other than as set forth in this Schedule 13D, there have been no transactions in the shares of Class A Common Stock effected during the past 60 days by the Reporting Persons, nor to the Reporting Persons' knowledge, by any of the persons listed on Schedule I.

      (d) There is no other person that has the right to receive or power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Class A Common Stock beneficially owned by the Reporting Persons.

      (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
         ---------------------------------------------------------------------

      See Item 4 above, which is incorporated herein by this reference.

      AT&T and Southern Cross have entered into the Non-Binding Letter of Intent, a copy of which is attached as Exhibit 2 hereto and incorporated herein by reference.

      AT&T is party to the Keytech Shareholders Agreement, a copy of which is attached as Exhibit 4 hereto and is incorporated herein by reference.

      AT&T is party to the Warrant Agreement with the Issuer, a copy of which is attached as Exhibit 1 hereto and is incorporated herein by reference.

      AT&T is a party to a Credit Facility Agreement, dated as of February 27, 2002, among Global Card, the Issuer and certain of the Issuer's subsidiaries, a copy of which is attached as Exhibit 5 hereto and incorporated herein by reference. AT&T is also a party to a Subordination Agreement, dated as of March 25, 2002, among the Issuer and certain of its subsidiaries, Global Card, and certain other parties named therein, a copy of which is attached as
Exhibit 6 and incorporated herein by reference. As of the date hereof, AT&T may be deemed to have beneficial ownership of the 100,000 shares of Preferred Stock owned directly by Global Card.

      Except as described above and elsewhere in this Schedule 13D, as of the date hereof there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among the parties named in Item 2 hereto and between such persons and any person with respect to any of the securities of the Issuer beneficially owned by the Reporting Persons.

Item 7.  Materials to Be Filed as Exhibits.
         ---------------------------------

         Exhibit 1 Warrant Agreement dated as of March 22, 2002, among AT&T Latin America Corp. and AT&T Corp. (incorporated herein by reference to Exhibit 4.5 of the Annual Report on Form 10-K of AT&T Latin America Corp. for the fiscal year ended December 31, 2001)

         Exhibit 2 Non-Binding Letter of Intent, effective as of December 31, 2002, between AT&T Corp. and Southern Cross Group, L.L.C.

         Exhibit 3 Amended and Restated Certificate of Designation of shares of 15% Series B preferred stock of AT&T Latin America Corp. (incorporated herein by reference to Exhibit 4.4 of the Annual Report on Form 10-K of AT&T Latin America Corp. for the fiscal year ended December 31, 2001)

         Exhibit 4 Shareholders Agreement, dated June 30, 2000, among AT&T Latin America Corp., ATTLA Holding Corp., Norberto Oscar Alvarez, Alejandro Osvaldo Rossi, Susana Beatriz Vitale de Alvarez and AT&T Corp.

         Exhibit 5 Credit Facility Agreement, dated as of February 27, 2002, among Global Card Holdings Inc., AT&T Corp., AT&T Latin America Corp., AT&T Argentina S.A., AT&T Peru S.A., AT&T do Brasil S.A., AT&T Colombia S.A. and AT&T Chile S.A. (incorporated herein by reference to Exhibit 4.3 of the Annual Report on Form 10-K of AT&T Latin America Corp. for the fiscal year ended December 31, 2001)

         Exhibit 6 Subordination Agreement, dated as of March 25, 2002, among AT&T Latin America Corp., Latin American Equipment Finance B.V., certain subsidiaries of AT&T Latin America Corp., Global Card Holdings Inc., AT&T Corp. and ABN AMRO Trustees Limited, as collateral agent (incorporated herein by reference to Exhibit
                        4.10 of the Annual Report on Form 10-K of AT&T Latin America Corp. for the fiscal year ended December 31,
                        2001)

         Exhibit 7 Joint Filing Agreement dated as of February 12, 2001, between AT&T Corp. and ATTLA Holding Corp.

                                  Signatures

      After reasonable inquiry and to the best of the undersigned's knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:   January 6, 2003

                                                                    AT&T CORP.


                                                     By:    /s/ Robert S. Feit
                                                            ------------------
                                                                Robert S. Feit
                                                          Authorized Signatory



                                                           ATTLA HOLDING CORP.


                                                     By:   /s/ David J. Pester
                                                           -------------------
                                                               David J. Pester
                                                          Authorized Signatory

                                  Schedule I
                                  ----------

           Directors and Executive Officers of the Reporting Persons


      The current business address for each individual listed below is c/o AT&T Corp, One AT&T Way, Bedminster, NJ 07921. Each individual listed below is a citizen of the United States.

Name                       Present Principal Occupation or Employment
----                       ------------------------------------------

Betsy J. Bernard           Executive Vice President and President - AT&T Corp.
James W. Cicconi           General Counsel and Executive Vice President - Law &
                           Government Affairs - AT&T Corp.
Nicholas S. Cyprus         Vice President & Controller - AT&T Corp.
David W. Dorman            Chairman of the Board and Chief Executive Officer -
                           AT&T Corp.
Hossein Eslambolchi        President- AT&T Labs and Chief Technology Officer
Robert S. Feit             Vice-President- Law and Secretary - AT&T Corp.
Mirian M. Graddick-Weir    Executive Vice President - Human Resources -
                           AT&T Corp.
Thomas W. Horton           Senior Executive Vice President and Chief Financial
                           Officer - AT&T Corp.
Frank Ianna                Executive Vice President and President -
                           AT&T Network Services
Richard J. Martin          Executive Vice President - AT&T Corp. and Chairman
                           of the AT&T Foundation
John C. Petrillo           Executive Vice President - Corporate Strategy &
                           Business Development - AT&T Corp.
John Polumbo               Executive Vice President and CEO - AT&T Consumer
Constance Weaver           Senior Vice President- Public Relations, Employee
                           Communications and Brand Management - AT&T Corp.
Kenneth T. Derr            Director; Chairman of the Board, Retired -
                           Chevron Corporation
M. Kathryn Eickhoff        Director; President - Eickhoff Economics Incorporated
Frank Herringer            Director; Chairman - Transamerica Corporation
Amos B. Hostetter, Jr.     Director; Chairman - Pilot House Associates
Shirley A. Jackson         Director; President -  Rensselaer Polytechnic
                           Institute
Jon C. Madonna             Director; Chairman - DigitalThink, Inc.
Donald F. McHenry          Director; President - The IRC Group, LLC
Tony L. White              Director; Chairman - President and CEO, Applera
                           Corporation


      The current business address for each individual listed below is c/o ATTLA Holding Corp., One AT&T Way, Bedminster, NJ 07921. Each individual listed below is a citizen of the United States.

Name                       Present Principal Occupation or Employment


James H. Hodge             Director and Treasurer- ATTLA Holding Corp.;
                           Assistant Treasurer - AT&T
Lawrence R. Kurland        Director and Vice President - AT&T Corp.
David J. Pester            Director and President and Secretary - ATTLA Holding
                           Corp.; General Attorney - AT&T Corp.

                                 Exhibit Index
                                 -------------

      Exhibit 1 Warrant Agreement dated as of March 22, 2002, among AT&T Latin America Corp. and AT&T Corp. (incorporated herein by reference to Exhibit 4.5 of the Annual Report on Form 10-K of AT&T Latin America Corp. for the fiscal year ended December 31, 2001)

      Exhibit 2 Non-Binding Letter of Intent, effective as of December 31, 2002, between AT&T Corp. and Southern Cross Group, L.L.C.

      Exhibit 3 Amended and Restated Certificate of Designation of shares of 15% Series B preferred stock of AT&T Latin America Corp. (incorporated herein by reference to Exhibit 4.4 of the Annual Report on Form 10-K of AT&T Latin America Corp. for the fiscal year ended December 31, 2001)

      Exhibit 4 Shareholders Agreement, dated June 30, 2000, among AT&T Latin America Corp., ATTLA Holding Corp., Norberto Oscar Alvarez, Alejandro Osvaldo Rossi, Susana Beatriz Vitale de Alvarez and AT&T Corp.

      Exhibit 5 Credit Facility Agreement, dated as of February 27, 2002, among Global Card Holdings Inc., AT&T Corp., AT&T Latin America Corp., AT&T Argentina S.A., AT&T Peru S.A., AT&T do Brasil S.A., AT&T Colombia S.A. and AT&T Chile S.A. (incorporated herein by reference to Exhibit 4.3 of the Annual Report on Form 10-K of AT&T Latin America Corp. for the fiscal year ended December 31, 2001)

      Exhibit 6 Subordination Agreement, dated as of March 25, 2002, among AT&T Latin America Corp., Latin American Equipment Finance B.V., certain subsidiaries of AT&T Latin America Corp., Global Card Holdings Inc., AT&T Corp. and ABN AMRO Trustees Limited, as collateral agent (incorporated herein by reference to Exhibit
                        4.10 of the Annual Report on Form 10-K of AT&T Latin America Corp. for the fiscal year ended December 31,
                        2001)

      Exhibit 7 Joint Filing Agreement dated as of February 12, 2001, between AT&T Corp. and ATTLA Holding Corp.